Exhibit 99.66

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Canopy Growth Corporation (“Canopy Growth”)

1 Hershey Drive

Smiths Falls, ON, K7A 0A8

Item 2 Dates of Material Changes

October 27, 2017 and November 2, 2017

Item 3 News Releases

The news release attached hereto as Schedule “A” was disseminated on October 30, 2017 by Canada Newswire and the news release attached hereto as Schedule “B” was disseminated on November 2, 2017 by Canada Newswire.

Item 4 Summary of Material Changes

On October 30, 2017, Canopy Growth announced that it had entered into a strategic relationship with Constellation Brands (“Constellation”). As part of the strategic relationship, an affiliate of Constellation agreed to invest approximately C$245 million in Canopy Growth in exchange for common shares that, following completion of the transaction, would represent a 9.9% equity share in Canopy Growth. An equal number of common share purchase warrants were also issuable to Constellation, the terms of which are outlined below.

The strategic relationship will see Constellation provide broad support in the areas of consumer analytics, market trending, marketing and brand development to Canopy Growth. In addition, Canopy Growth and Constellation will collaborate to develop and market cannabis-based beverages that can be marketed as adult-use products in markets where and when such products are federally legal.

On November 2, 2017 (the “Closing Date”), Canopy Growth issued a total of 18,876,901 common shares at a price of $12.9783 per share (the “Purchased Shares”) to an affiliate of Constellation. An equal number of common share purchase warrants (the “Warrants”) were issued to an affiliate of Constellation at the same price, subject to certain restrictions, expiring 30 months from the Closing Date. The Purchased Shares and the Warrants have a hold period of four months and one day from the Closing Date, with the Warrants being exercisable in two equal tranches, with the first exercisable tranche date being August 1, 2018 and the second exercisable tranche date being February 1, 2019.

Item 5 Full Description of Material Changes

See the news releases attached as Schedule “A” and Schedule “B” for further information.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Bruce Linton, Chief Executive Officer of Canopy Growth is knowledgeable about the material change described above. His business telephone number is 1-855-558-9333

Item 9 Date of Report

November 6, 2017

SCHEDULE “A”

Please see attached.

CANOPY GROWTH ESTABLISHES GROUNDBREAKING STRATEGIC RELATIONSHIP WITH CONSTELLATION BRANDS October 30, 2017

1 Hershey Dr. Smiths Falls, ON K7A oA8 (855) 558 9333 × 122 invest@canopygrowth.com www.canopygrowth.com

SMITHS FALLS, ON — Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or the “Company”) is proud to announce that it has agreed to enter into a strategic relationship with the leading total beverage alcohol supplier in the United States, Constellation Brands (NYSE: STZ and STZ.B), (“Constellation” and together with Canopy Growth, the “Companies”).

Constellation is a leading international producer and marketer of a fast-growing, high-performing portfolio of beer, wine and spirits brands. As part of the strategic relationship, an affiliate of Constellation will invest approximately C$245 million in Canopy Growth in exchange for common shares that, following the transaction, will represent a 9.9% equity share in the Company. An equal number of common share purchase warrants will also be made available to Constellation, the terms of which are outlined below.

This strategic investment is a sign of confidence in Canopy Growth’s reliable track record and vision for responsible yet aggressive market expansion as the world’s leading cannabis company.

“In Constellation we have a strategic ally that will join us as we lead the global cannabis sector into the future. We have also strengthened our balance sheet to fund the ambitious expansion efforts we have planned heading into 2018 – a year that will see unprecedented growth in medical and adult-use opportunities,” said Bruce Linton, Chairman and CEO, Canopy Growth.

The strategic relationship will see Constellation provide broad support in the areas of consumer analytics, market trending, marketing and brand development to Canopy Growth. In addition, the Companies will collaborate to develop and market cannabis-based beverages that can be marketed as adult-use products in markets where and when such products are federally legal. Owners of a number of iconic brands, Constellation has a proven track record of establishing premium positions across multiple categories.

In exchange for the investment, a total of 18,876,901 Canopy Growth common shares will be issued at a price of $12.9783 per share based on a 5-day volume weighted average price (VWAP) as of the close of markets on October 27, 2017. An equal number of common share purchase warrants will be issued at the same price, subject to certain restrictions, expiring 30 months from the closing date. The common shares and warrants will have a hold period of four months and one day from the closing date, with the warrants being exercisable in two equal tranches, with the first exercisable tranche date being August 1, 2018 and the second exercisable tranche date being February 1, 2019. Canopy Growth will principally use the proceeds to fund the expansion of its international growing platform and to support ongoing investments in value-add processing and new product development and research.

INFOR Financial Inc. acted as financial advisor to Canopy Growth in respect of the transaction. LaBarge Weinstein LLP acted as legal counsel to Canopy Growth, and Osler, Hoskin & Harcourt LLP and Nixon Peabody LLP acted as legal counsel to Constellation.

The transaction has been conditionally approved by the Toronto Stock Exchange and is expected to close on or about November 2, 2017, subject to the satisfaction of customary closing conditions.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@canopygrowth.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Constellation Brands

Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada. Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Founded in 1945, Constellation has grown to become a significant player in the beverage alcohol industry with more than 100 brands in its portfolio; about 40 wineries, breweries and distilleries; and approximately 9,000 talented employees. We express our company vision: to elevate life with every glass raised. To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include the timing and completion of the proposed transaction, regulatory approvals of the proposed transaction, anticipated use of proceeds, future expansion efforts, the level of support Canopy Growth may receive from Constellation, the development and marketing of any cannabis-based beverages, the leadership of Canopy Growth in the cannabis sector, future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

SCHEDULE “B”

Please see attached.

1 Hershey Dr. Smiths Falls, ON K7A oA8 (855) 558 9333 × 122 invest@canopygrowth.com www.canopygrowth.com

CANOPY GROWTH AND CONSTELLATION FINALIZE PREVIOUSLY ANNOUNCED STRATEGIC TRANSACTION

November 2, 2017

SMITHS FALLS, ON — Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or the “Company”) has completed the previously announced transaction that saw Constellation Brands (“Constellation”) (NYSE: STZ and STZ.B) strategically invest CDN $245 million in Canopy Growth in exchange for 9.9% equity in the Company following completion of the investment. As a result, the Company has today issued 18,876,901 common shares in the Company to an affiliate of Constellation in exchange for CDN $244,990,084.25.

In addition, the Company also issued 18,876,901 warrants to the Constellation affiliate as part of this investment.

Management looks forward to a long and productive collaborative relationship with Constellation.

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visitwww.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.